Beckstead and Watts, LLP

Certified Public Accountants

2425 W Horizon Ridge Parkway

Henderson, NV 89052

702.257.1984 tel

702.362.0540 fax

March 31, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for US Biodefense, Inc. (the "Company") and reported on the financial statements of the Company for the years ended November 30, 2003 and 2002.  Effective March 14, 2005, we were dismissed by the Company as principal accountants.

We have read the Company's statements included under Item 4 of its Form 8-K/A dated March 30, 2005, and we agree with such statements except that we cannot confirm or deny that the appointment of E. Randall Gruber, CPA was approved by the Board of Directors, or that he was not consulted prior to their appointment as auditor.

Very truly yours,

/s/ Beckstead and Watts, LLP

Beckstead and Watts, LLP